SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This Report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, and its Registration Statement on Form S-8 (Registration No. 333-116429), filed with the Commission on June 14, 2004.

Press Release

OTI SIGNS STRATEGIC ACQUISITION AND DIVESTITURE
AGREEMENTS TO ENHANCE COMPANY’S PROFITABILITY AND
POSITION IN THE EMERGING EUROPEAN MARKETS

Intercard Kartensysteme GmbH Subsidiary Sold for $2.5 Million
ASEC S.A. of Poland Acquired for $1.95 Million in OTI Ordinary Shares

Fort Lee, New Jersey – September 20, 2004 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, micropayments, petroleum payments and other applications, announced today that it has entered into two agreements in furtherance of its previously-announced strategic focus on the vertical markets of Payment, Petroleum and Smart ID solutions. Both agreements are subject to certain closing conditions. These transactions will strengthen OTI’s position in these markets, enabling the Company to provide end-to-end solutions with local technical support and maintain its focus on higher margin products in the growing European emerging markets. The transactions are expected to improve the Company’s long-term profitability with some decrease in revenues in the short term by adding a profitable company with higher margins and recurring revenue businesses and by selling an existing division with high operating expenses due to a mix of revenues originating from a large number of limited size projects and products with relatively low margins.

The first agreement contemplates OTI’s purchase of ASEC Spolka Akcyjna (“ASEC”) from Nextel Spolka Akcyjna (“Nextel S.A.”), headquartered in Krakow, Poland. ASEC is a software company that provides complimentary solutions to OTI in the form of software and back office systems for mass transit ticketing and Payment solutions. The acquisition of ASEC, a profitable company, which is already working with OTI on various programs in Poland, will enable OTI to provide the required local support service for programs in the emerging European markets and will better position OTI to also provide complete solutions in these markets for its Petroleum and SmartID solutions.

The second agreement provides for the sale of OTI’s wholly-owned German subsidiary, InterCard Kartensysteme GmbH. This subsidiary is engaged in the sale and support of closed campus systems, which is considered to be a highly competitive market with relatively low margins and high operating expenses. OTI will retain its profitable InterCard Systemelectronic GmbH subsidiary, which provides OEM and electronics manufacturing services.

In commenting upon the two transactions, Mr. Oded Bashan, President & CEO of OTI noted that “we have been able to accomplish two significant steps in furtherance of the restructuring of our marketing strategy which we initiated earlier this year, and which focuses on OTI providing complete solutions to the three vertical markets of Payment, Petroleum and SmartID. These transactions will strengthen our position and our ability to focus on these vertical growing markets where we sell products that adhere to our higher margin and recurring revenues business model. The divestiture of our Intercard Kartensysteme subsidiary will enable us to concentrate our resources in areas that we believe to be more promising and potentially more profitable”.

In exchange for all of the outstanding shares of the capital stock of ASEC, OTI will issue to Nextel S.A. OTI ordinary shares having an aggregate market value of between $1.6 million and $1.95 million. The exact amount will depend upon the level of EBITDA achieved by ASEC during 2004 and 2005. OTI has undertaken to register the shares it will issue to Nextel S.A. under the U.S. Securities Act of 1933. The proceeds payable to OTI for the outstanding shares of InterCard Kartensysteme are expected to be approximately $2.5 million.

The Company has scheduled a conference call for Monday, September 20, 2004 at 2:00 PM EDT to answer investors’ questions about the transactions.

To participate, call: 1-800-963-8290 (U.S. toll free), 1-800-931-5196 (Israel toll free), 0-800-182-1463 (Germany toll free), or 1-973- 409-9260 (standard international) ID Code: 5194945.

Real Player Webstream Link:
http://www.econfcall.net/support/streamcheck.cgi?id=4250&folder=default
Windows Media Webstream Link:
http://www.econfcall.net/support/streamcheck.cgi?id=4252&folder=default

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol, and the Government of Israel. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements, including statements that utilize the terms “contemplates,” “will,” “expect,” “believe,” “promising” and “potentially.” Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release and the risk that neither of the transactions described herein may be consummated upon the terms described herein or at all.. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. Results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.
This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com.

OTI Contact: Galit Mendelson Director of Corporate Communication, OTI (212) 421-0333 galit@otiglobal.com	Agency Contacts: Paul Holm PortfolioPR (212) 736-9224 pholm@portfoliopr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: September 21st,2004